11015118

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 52756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Obsidian Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Woodbury Road, Suite 110
(No. and Street)

Woodbury,	NY	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Purwin 212-832-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

JD 3/17

OATH OR AFFIRMATION

I, Kevin Sharma, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Obsidian financial Group, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OBSIDIAN FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2010

OBSIDIAN FINANCIAL GROUP, LLC
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2010

	Page Numbers
Facing page to Form X-17A-5	1
Affirmation of President and Member	2
Independent Auditors' Report	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
SUPPLEMENTARY SCHEDULES:	
Information relating to the possession or control requirements under Rule 15c3-3	11
Computation of net capital pursuant to Rule 15c3-1	12
Independent Auditors' Report on the SIPC Annual Assessment Required by SEC Rule 17a-5	13
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment	14
Independent auditors' report on internal control	15-16

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Obsidian Financial Group, LLC

We have audited the accompanying statement of financial condition of Obsidian Financial Group, LLC as of December 31, 2010, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Obsidian Financial Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 17, 2011

OBSIDIAN FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 417,052
Due from clearing broker, including clearing deposits of $215,000	803,020
Prepaid expenses	75,000
Due from parent	13,947
TOTAL ASSETS	1,309,019

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other payables	75,120
Commissions payable	595,952
Accrued rent	286,000
Total liabilities	957,072
MEMBER'S EQUITY	351,947
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,309,019

See accompanying notes to financial statements.

OBSIDIAN FINANCIAL GROUP LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commissions	$ 7,760,802
Money market fees	265,534
Other income	675,434
Total revenues	8,701,770
EXPENSES	
Compensation and employee benefits	6,490,338
Regulatory fees	155,892
Technology	156,995
Arbitration	187,532
Rent and related	370,465
Clearance and related	615,186
Other operating expenses	711,459
Total expenses	8,687,867
NET INCOME FROM OPERATIONS	13,903
OTHER INCOME	
Interest income	1,559
NET INCOME	$ 15,462

See accompanying notes to financial statements.

OBSIDIAN FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

BALANCE - January 1, 2010	$	416,485
Capital contributions		-
Distributions		(80,000)
Net income		15,462
BALANCE - December 31, 2010	$	351,947

OBSIDIAN FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 15,462
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Due from clearing broker	(29,372)
Prepaid expenses	(75,000)
Advances to representatives	89,873
Due from parent	(13,947)
Accrued expenses and other payables	(13,923)
Accrued rent	286,000
Commissions payable	223,449
NET CASH PROVIDED BY OPERATING ACTIVITIES	482,542
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	(80,000)
NET CASH USED IN FINANCING ACTIVITIES	(80,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	402,542
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,510
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 417,052

See accompanying notes to financial statements.

OBSIDIAN FINANCIAL GROUP LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1 – Organization and Business:

Obsidian Financial Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The company is wholly owned by Obsidian Capital Holdings, LLC (the "Parent") and operates out of offices in New York State.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by other clearing brokers on a fully disclosed basis. Accordingly, open customer transactions are not reported on the books and records of the Company.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

Securities transactions and the related income and clearing expenses are recorded on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

OBSIDIAN FINANCIAL GROUP LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 2 – Summary of Significant Accounting Policies (Cont'd):

Income Taxes:

No provision for income taxes has been recorded as the Company is a limited liability company. Accordingly, the individual member reports its share of the company's income or loss on its income tax return.

The Company follows the uncertainty in income tax accounting standard.

Note 3 – Risks and Concentrations:

The Company maintains all of its cash in a major bank, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Due from clearing brokers represents cash balances on deposit with, and commissions and transaction related receivables from, the Company's clearing brokers. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations to repay or settle amounts owed to the Company. The clearing brokers are members of major securities exchanges.

Pursuant to two clearance agreements, the company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, clearing deposits with the clearing brokers.

In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from clearing brokers are pursuant to the clearance agreement. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

OBSIDIAN FINANCIAL GROUP LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 4 – Lease Obligation:

The Company is committed to a lease for office space. Rent expense is accounted for on a straight line basis over the life of the lease. The minimum annual rental payments under this operating lease is as follows:

Year ending December 31:	
2011	$ 452,728
2012	544,280
2013	563,331
2014	583,047
2015	603,453
Thereafter	888,534
	$ 3,635,373

Rent expense under the lease was $350,869 and is included in rent and related expense.

Note 5 – Compensation:

Included in compensation and employee benefits is $234,500 of guaranteed payments made to a member of the parent.

Note 6 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010 this ratio was 3.64:1. At December 31, 2010, the Company had net capital of $263,000 which was $163,000 in excess of its required net capital of $100,000.

Note 7– Commitments and Contingencies:

The Company is involved in various arbitrations arising in the normal course of business. In the opinion of management, the disposition of all such matters should not have a material adverse effect on the Company.

Note 8-Subsequent Events Evaluation:

Management has evaluated subsequent events through February 17, 2011, the date the financial statements were available to be issued.

OBSIDIAN FINANCIAL GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

OBSIDIAN FINANCIAL GROUP LLC
SUPPLEMENTARY SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL			
Total member's equity		$	351,947
DEDUCTIONS AND/OR CHARGES			
Non-allowable assets:			
Prepaid expenses	75,000		
Due from parent	13,947		
Total			88,947
NET CAPITAL		$	263,000
Minimum net capital requirements - the greater of $100,000 or 6 2/3% of aggregate indebtedness		$	100,000
Minimum net capital requirement (under SEC Rule 15c3-1)		$	100,000
EXCESS NET CAPITAL		$	163,000
AGGREGATE INDEBTEDNESS			
Accrued expenses and other liabilities		$	957,072
Percentage of aggregate indebtedness to net capital			364%

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between this computation and the corresponding computation prepared by the Company and included in its initial unaudited Part II A Foucus Report as of December 31, 2010.

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Managing Members of
Obsidian Financial Group, LLC
Woodbury, New York

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of the Determination of SIPC Net Operating Revenues and General Assessment of Obsidian Financial Group, LLC for the year ended December 31, 2010. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited Form X-17A-5 for the year January 1, 2010 to December 31, 2010, with amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Obsidian Financial Group, LLC taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 17, 2011

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

OBSIDIAN FINANCIAL GROUP, LLC
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT
FOR THE PERIOD JANUARY 1, 2010 THROUGH DECEMBER 31, 2010

Determination of SIPC Net Operating Revenues:	
Total Revenue (FOCUS line 12/Part IIA line 9)	$ 8,703,449
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	214,817
SIPC Net Operating Revenues	$ 8,488,632
Determination of General Assessment:	
SIPC Net Operating Revenues	$ 8,488,632
General Assessment @ .0025	$ 21,222
Assessment Remittance:	
Greater of General Assessment or $ 150 Minimum	$ 21,222
Less: Payment made July 26, 2010	(8,393)
Assessment Balance Due – Paid February 23, 2011	$ 12,829

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2010 through December 31, 2010:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 8,488,632
SIPC Net Operating Revenues as computed above	8,488,632
Difference	$ 0

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Managing Members of
Obsidian Financial Group, LLC
Woodbury, New York

In planning and performing our audit of the financial statements of Obsidian Financial Group, LLC for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 22, 2010